

July 8, 2024

Renee Wilm
Chief Legal Officer
Liberty Sirius XM Holdings Inc.
12300 Liberty Boulevard
Englewood, Colorado 80112

      Re: Liberty Sirius XM Holdings Inc.
           Amendment No. 2 to Registration Statement on Form S-4
           Filed June 24, 2024
           File No. 333-276758

Dear Renee Wilm:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-4

Condensed Pro Forma Consolidated Financial Statements, page F-87

1.   Please explain to us why you did not give effect to the acquisition of Dorna Sports, S.L. in your pro forma financial statements.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Claire DeLabar at 202-551-3349 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray at 202-551-5176 or Matthew Derby at 202-551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology